UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                December                , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑               Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐               No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	December 4, 2009	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno VP Investor Relations/ Corporate Secretary

PRESS RELEASE
No.220/PR000/COM-10/2009
TELKOM SUBSIDIARY MITRATEL
WILL NOT PROCEED TO ACQUIRE INDONESIANTOWER
Jakarta, December 4, 2009 — Perusahaan Perseroan (Persero) PT. Telekomunikasi Indonesia, Tbk. (”TELKOM” or the ”Company”) announced that on August 18, 2009, PT Dayamitra Telekomunikasi (“Mitratel”), a subsidiary of TELKOM, entered into a conditional agreement with the shareholders of PT Solusindo Kreasi Pratama (“Indonesiantower”) and Indonesiantower itself, to acquire a majority stake up to 80% of the shares of Indonesiantower, subject to the satisfaction of certain conditions precedent and final adjustments.
TELKOM wishes to announce that, because certain of the conditions precedent have not been met, the acquisition of the majority stake of Indonesiantower will not proceed.
This event does not disrupt Mitratel’s business. Going forward, it will continue to focus on its tower business.
AGUS MURDIYATNO
Vice President Investor Relations/Corporate Secretary
For further information, please contact:
Investor Relations / Corporate Secretary
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:    62-21-5215109
Fax:  62-21-5220500
Email:investor@telkom.co.id
Website: www.telkom.co.id
PT Telekomunikasi Indonesia, Tbk
PT Telekomunikasi Indonesia, Tbk (”TELKOM”) is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary, Telkomsel, is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provided a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesia Stock Exchange (IDX: TLKM), and its American Depository shares are listed in the New York Stock Exchange (NYSE: TLK) and London Stock Exchage (LSE:TKIA).
PT Dayamitra Telekomunikasi
PT Dayamitra Telekomunikasi (“Mitratel”) is a subsidiary of Telkom with its main business in telecommunications infrastructure support.
PT Solusindo Kreasi Pratama
PT Solusindo Kreasi Pratama (“Indonesiantower”) is a leading telecommunication tower company in Indonesia. Indonesiantower provides towers and indoor repeater stations to telecommunication operators.